Filed Pursuant to Rule 424(b)(3)
Registration File No. 333-136353

Prospectus Supplement dated May 2, 2007 to Prospectus dated December 15, 2006

BLACKHAWK BIOFUELS, LLC
A Delaware Limited Liability Company

Class A Limited Liability Company Units

Offering Price:  $ 2.00 per Unit
Minimum Purchase Requirement:  12,500 Units ($ 25,000)
Additional Investments:  2,500 Units ($ 5,000)

Blackhawk Biofuels, LLC, a Delaware limited liability company (referred to herein as “we,” “us,” the “company” or “Blackhawk Biofuels, LLC”) is offering a minimum of 10,000,000 and a maximum of 17,500,000 Class A limited liability company Units (“Class A Units” or “Units”).

This prospectus supplement updates certain information contained in our prospectus dated December 15, 2006, which must be delivered to you prior to or together with this prospectus supplement.  The prospectus and this prospectus supplement together constitute the prospectus by which we are offering and selling the Units commencing on the date of this prospectus supplement.  You should read the entire prospectus, as updated by this prospectus supplement, and the documents referred to in each of them, carefully in order to understand our business, the offering and the Units being offered.

RECENT DEVELOPMENTS

This prospectus supplement contains information regarding the following recent developments relating to the offering, our business, the biodiesel industry and our financial position.

•                     We have received the minimum amount of subscriptions required to satisfy one condition necessary for us to break escrow in our offering.  We have also received the air emission source permit required to commence construction of our plant, which satisfies a second condition necessary to break escrow.  We are continuing the offering to increase the amount of equity available to us and improve our anticipated debt-equity ratio.

•                     We have signed agreements extending our option to purchase our plant site, adding to the services to be provided by one of our consultants and establishing terms on which we will work with trade unions participating in the construction of our plant.

•                     There have been developments affecting the biodiesel industry, including changes in the market prices of biodiesel and resources we will require and other matters.

•                     We have updated our projected schedule for completion of our equity and debt financing, receipt of construction permits, commencement of construction and commencement of operations.

•                     We have filed our audited financial statements for the year ended December 31, 2006 with the Securities and Exchange Commission.

You should rely only on the information contained in the prospectus and this prospectus supplement in making an investment decision.  Neither the prospectus nor this prospectus supplement constitutes an offer to sell or a solicitation of any offer to buy any Units to any person in any jurisdiction where it is unlawful to make such an offer or solicitation.  The information contained in the prospectus and this prospectus supplement is accurate only as of the respective dates of the prospectus and this prospectus supplement, regardless of the time of delivery of the prospectus or this prospectus supplement or any subscription for or sale of the Units.  Neither the delivery of the prospectus or this prospectus supplement nor the subscription for or sale of the units shall create the implication that there has been no change in the information provided in the prospectus or this prospectus supplement or in our business or the biodiesel industry since the respective dates of the prospectus and this prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities authority has approved or disapproved of these securities or determined if this prospectus is truthful or complete.  Any representation to the contrary is a criminal offense.

Subscriptions Received

As of April 30, 2007 we had received subscriptions for Units in our offering totaling $21,197,000.  We have also received from the Illinois Environmental Protection Agency the air emission source permit required to commence construction of our plant. The terms of our offering provide that subscriptions will be held in escrow until we have received (a) $20,000,000 or more in offering proceeds, in cash and promissory notes, exclusive of interest, (b) written commitments to provide senior debt and subordinated debt which, combined with the offering proceeds and funds from grants and other resources, would equal at least $58,400,000, and (c) the air emission source permit required to commence construction of our plant.  Thus, we have satisfied the two of the conditions required for us to break escrow in our offering.

We are continuing to discuss the availability and terms of debt financing with potential lenders.  Meanwhile, we are continuing the offering of our Units to increase the amount of equity available to us and to improve our anticipated debt-equity ratio to make our project more attractive to lenders.  We hope to complete our offering of Units and secure the debt commitment letter or letters required to break escrow in May 2007.

Air Emission Source Permit Received

We received the air emission source permit required to commence construction of our plant from the Illinois Environmental Protection Agency on January 11, 2007.  The permit contains normal provisions for testing prior to the commencement of operations, ongoing testing during operations, procedures to remedy operational deficiencies and record keeping.  Within 12 months after commencement of operations, we will apply for an operating permit that will allow us to continue to operate as a minor source.  It is expected that the terms and conditions of this operating permit will not differ from those contained in the construction permit.

New and Extended Agreements

Extension of Site Option

We have an option from the Freeport Area Economic Development Foundation to acquire our intended plant site in the Mill Race Industrial Park at a purchase price of $347,100.  The option was signed on June 20, 2006 and provides for option payments of $825 per month commencing August 1, 2006.  The original expiration date of the option was December 31, 2006.  On November 27, 2006 the option was extended to March 31, 2007.  On March 20, 2007 it was extended again and it presently expires on June 30, 2007.  The option does not contain any provisions for further extension.

Agreement with Ebenezer Mgmt, LLC

On February 2, 2006 and May 10, 2006 we entered into consulting agreements with Ebenezer Mgmt, LLC of Dayton, Iowa.  On February 15, 2007 we entered into a further agreement with Ebenezer which provides for Ebenezer to provide additional services relating to completion of our debt financing, negotiation of our design-build construction agreement, monitoring our construction schedule, budget and site work, assistance to our board and other services.  For these additional services, we have agreed to pay Ebenezer $25,000 in cash and 12,500 of our Class A Units.  We will also reimburse Ebenezer for its reasonable expenses.  The agreement is terminable by either party on 14 days’ notice.

Construction Project Labor Agreement

Effective on March 16, 2007 we executed a construction project labor agreement with several individual building trade unions to establish the terms on which we will work with trade unions participating in the construction of our plant.  The agreement contains provisions relating to the conduct of construction operations, establishment of working conditions and settlement of labor disputes.  Our design-build contractor, which we anticipate will be Renewable Energy Group, Inc. (“REG”), will be expected to work with the unions under the terms of the agreement during the course of construction of our plant.  The agreement does not contain any specific financial obligations.

Developments in the Biodiesel Industry

There have been developments affecting the biodiesel industry, including changes in the market prices of biodiesel and resources we will require and other matters.  The following updates certain information provided in detail in the prospectus.

Industry Capacity and Production

According to the National Biodiesel Board, as of January 31, 2007 there were approximately 105 active biodiesel production plants in the United States, with an additional 85 plants under construction or expansion.  The total capacity of the plants in production was estimated to be 864,000,000 gallons per year and the capacity under construction or expansion was estimated at 1,700,000,000 gallons per year, with a total capacity in production and projected of 2,564,400,000 gallons per year.

Estimated biodiesel production increased from 2 million gallons in 2000, to 25 million gallons in 2004, to 75 million gallons in 2005 and 250 million gallons in 2006.  This illustrates the creation of an industry and shows a ten-fold increase in volume in the two years from 2004 to 2006.

Active producing biodiesel plants within a 150 mile radius of our site include the following: Stephan Company has a 22 mmgy plant in Millsdale, Illinois; Clinton County Bioenergy has a 10 mmgy plant in Clinton, Iowa; and Incobrasa Industries, Ltd. has a 31 mmgy plant in Gilman, Illinois.  These plants use soy oil as their principal feedstock.

Industry Statistics

At March 29, 2007 the price of wholesale B100 (pure) biodiesel in the Chicago market was reported at $3.05 per gallon and the price of #2 diesel fuel was reported at $2.22 per gallon.

On March 30, 2007, the U.S. Department of Agriculture announced that U.S. farmers are expected to plant 67.1 million acres of soybeans in 2007, 8.4 million acres less than in 2006.  The decline in soybean acreage was attributed to a significant increase in corn acreage due to prevailing higher prices for corn associated with increased demand from the ethanol industry and export sales.

The U.S. and Illinois natural gas prices for industrial use in 2006 were reported by the U.S. Department of Energy at $7.89 and $9.45, respectively, in each case a decline from 2005 price levels.

Carbon Dioxide Emissions

After the U.S. Environmental Protection Administration determined that it did not have authority to regulate carbon dioxide, twelve states and several environmental activists sued the EPA over its decision.  On April 2, 2007, the U.S. Supreme Court overturned a decision of the U.S. Court of Appeals and ruled that the EPA does have the authority to regulate emissions of carbon dioxide and other greenhouse gasses.  We cannot predict the effect of this ruling or the effect of future regulations or legislation relating to carbon dioxide emissions as they may relate to our plant or its operations.

Project Schedule

We estimate that construction of our plant will require approximately 12 months.  We hope to have sufficient equity and debt financing for our project and to receive required pre-construction permits by May 2007.  If these targets are met, we expect to commence construction of our plant in June 2007 and to substantially complete construction of the plant and begin production by the second quarter of 2008, or earlier if possible.

Audited Financial Statements for 2006

On April 2, 2007 we filed our Annual Report on form 10-KSB with the Securities and Exchange Commission which contained our audited financial statements for the year ended December 31, 2006.  For your information, our audited financial statements for the year ended December 31, 2006 are attached to this prospectus supplement.

Experts

Boulay, Heutmaker, Zibell & Co. P.L.L.P., independent registered public accountants, have audited our financial statements as of December 31, 2006, and for the year ended December 31, 2006, the period ended December 31, 2005, and for the period from inception (April 28, 2005) to December 31, 2006, as set forth in their report appearing in this prospectus supplement.  We have included our December 31, 2006 financial statements in the prospectus, as supplemented by this prospectus supplement, and elsewhere in the registration statement in reliance on the report from Boulay, Heutmaker, Zibell & Co. P.L.L.P., given on their authority as experts in accounting and auditing.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Managers
Blackhawk Biofuels, LLC
Freeport, Illinois

We have audited the accompanying balance sheet of Blackhawk Biofuels, LLC (a development stage company), as of December 31, 2006, and the related statements of operations, changes in members’ equity, and cash flows for the year ended December 31, 2006, the period ended December 31, 2005 and the period from inception (April 28, 2005) to December 31, 2006.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Blackhawk Biofuels, LLC, (a development stage company) as of December 31, 2006, and the results of its operations and its cash flows for the year ended December 31, 2006, the period ended December 31, 2005 and for the period from inception (April 28, 2005) to December 31, 2006, in conformity with U.S. generally accepted accounting principles.

/s/ Boulay, Heutmaker, Zibell & Co. P.L.L.P.

Certified Public Accountants

Minneapolis, Minnesota
April 2, 2007

BLACKHAWK BIOFUELS, LLC

(A Development Stage Company)

Balance Sheet

December 31,
2006
ASSETS
Current Assets
Cash	$538,648
Prepaid expenses	14,478
Total current assets	553,126

Property and Equipment
Computers and office equipment	2,892
Construction in progress	2,320,336
Total property and equipment	2,323,228
Less accumulated depreciation	99
Net property and equipment	2,323,129

Other Assets
Deferred offering costs	432,435
Debt issuance costs	50,000
Deposit	180,301
Total other assets	662,736

Total Assets	$3,538,991

LIABILITIES AND EQUITY

Current Liabilities
Accounts payable	$153,670

Commitments and Contingencies

Members’ Equity
Member contributions, net of costs related to capital contributions, 3,500,000 units outstanding at December 31, 2006	3,482,433
Additional paid in capital	185,500
Deficit accumulated during development stage	(282,612)
Total members’ equity	3,385,321

Total Liabilities and Members’ Equity	$3,538,991

Notes to Financial Statements are an integral part of this Statement.

BLACKHAWK BIOFUELS, LLC

(A Development Stage Company)

Statements of Operations

	Year Ended	Period Ended	From Inception
	December 31,	December 31,	(April 28, 2005) to
	2006	2005	December 31, 2006

Revenues	$—	$—	$—

Operating Expenses
Professional fees	177,841	4,000	181,841
General and administrative	223,527	645	224,172
Total	401,368	4,645	406,013

Operating Loss	(401,368)	(4,645)	(406,013)

Other Income
Grant revenue	100,000	2,500	102,500
Interest income	20,901	—	20,901
Total	120,901	2,500	123,401

Net Loss	$(280,467)	$(2,145)	$(282,612)

Weighted Average Units Outstanding	2,589,699	—	1,541,990

Net Loss Per Unit, basic and fully diluted	$(0.11)	$—	$(0.18)

Notes to Financial Statements are an integral part of this Statement.

BLACKHAWK BIOFUELS, LLC

(A Development Stage Company)

Statement of Changes in Members’ Equity

		Additional	Deficit Accumulated
	Member	Paid in	During
	Contributions	Capital	Development Stage

Balance - Inception, April 28, 2005	$—	$—	$—

Net loss	—	—	(2,145)

Balance - December 31, 2005	—	—	(2,145)

Capital contributions - 1,770,000 units, $1.00 per unit, March 2006	1,770,000	—	—
Less units subscribed receivable	(630,000)

Capital contributions - 1,730,000 units, $1.00 per unit, April 2006	1,730,000	—	—

Collection of units subscribed receivable - April 2006	630,000	—	—

Cost of raising capital	(17,567)	—	—

Compensation recognized from warrant issuance	—	185,500	—

Net loss for the year ending December 31, 2006	—	—	(280,467)

Balance - December 31, 2006	$3,482,433	$185,500	$(282,612)

Notes to Financial Statements are an integral part of this Statement.

BLACKHAWK BIOFUELS, LLC

(A Development Stage Company)

Statements of Cash Flows

	Year Ended	Period Ended	From Inception
	December 31,	December 31,	(April 28, 2005)
	2006	2005	to December 31, 2006

Cash Flows from Operating Activities
Net loss	$(280,467)	$(2,145)	$(282,612)
Adjustments to reconcile net loss to net cash from operations:
Compensation recognized from warrant issuance	185,500	—	185,500
Depreciation	99	—	99
Grant income	500	(500)	—
Change in assets and liabilities
Prepaid expenses	(14,478)	—	(14,478)
Accounts payable	31,247	—	31,247
Net cash used in operating activities	(77,599)	(2,645)	(80,244)

Cash Flows from Investing Activities
Capital expenditures	(2,892)	—	(2,892)
Deposit for Construction	(2,500,000)	—	(2,500,000)
Net cash used in investing activities	(2,502,892)	—	(2,502,892)

Cash Flows from Financing Activities
Payments for debt issuance costs	(50,637)	—	(50,637)
Member contributions received	3,500,000	—	3,500,000
Payments received from (paid to) prospective members	(65,000)	65,000	—
Payments for cost of raising capital	(17,567)	—	(17,567)
Payments for deferred offering costs	(310,012)	—	(310,012)
Net cash provided by financing activities	3,056,784	65,000	3,121,784

Net Increase in Cash	476,293	62,355	538,648

Cash – Beginning of Period	62,355	—	—

Cash – End of Period	$538,648	$62,355	$538,648

Supplemental Disclosure of Noncash Financing Activities
Deferred offering costs included in accounts payable	$122,423	$—	$122,423

Construction deposit capitalized as construction in process	$2,320,336	$—	$2,320,336

Notes to Financial Statements are an integral part of this Statement.

BLACKHAWK BIOFUELS, LLC

(A Development Stage Company)

Notes to Financial Statements

December 31, 2006 and 2005

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

The Company, which anticipates its plant location to be in Stephenson County, Illinois, was organized to fund and construct a 30 million gallon biodiesel production facility.  As of December 31, 2006, the Company is in the development stage with its efforts being principally devoted to organizational activities and preliminary construction of the plant.  The Company anticipates completion of the plant in summer of 2008.

Accounting Estimates

Management uses estimates and assumptions in preparing these financial statements in accordance with generally accepted accounting principles.  Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses.  Actual results could differ from those estimates.

Significant estimates include the deferral of expenditures for offering costs, which are dependent upon successful financing and project development, as discussed below, and the fair value of the warrants issued to members of the board of managers.  It is at least reasonably possible that these estimates may change in the near term.

Cash

The Company maintains its accounts at one financial institution.  At times throughout the year, the Company’s cash balances may exceed amounts insured by the Federal Deposit Insurance Corporation.

Property and Equipment

Property and equipment is stated at the lower of cost or estimated fair value.  Depreciation is provided over an estimated useful life by use of the straight line depreciation method. Maintenance and repairs are expensed as incurred; major improvements and betterments are capitalized. The Company capitalizes construction costs until the assets are placed in service.

The Company has incurred substantial consulting, permitting, purchases of construction equipment, and other pre-construction services related to building its plant facilities, which are capitalized as construction in process.

BLACKHAWK BIOFUELS, LLC

(A Development Stage Company)

Notes to Financial Statements

December 31, 2006 and 2005

Deferred Offering Costs

The Company defers the costs incurred to raise equity financing until that financing occurs.  At such time that the issuance of new equity occurs, these costs will be netted against the proceeds received or if the financing does not occur, they will be expensed.

Grants

The Company recognizes grant proceeds as other income for reimbursement of expenses incurred upon complying with the conditions of the grant.  For reimbursements of incremental expenses (expenses the Company otherwise would not have incurred had it not been for the grant), the grant proceeds are recognized as a reduction of the related expense.  For reimbursements of capital expenditures, the grants are recognized as a reduction of the basis of the asset upon complying with the conditions of the grant.

Debt Issuance Costs

Debt issuance costs will be amortized over the term of the related debt by use of the effective interest method.

Income Taxes

The Company is treated as a partnership for federal and state income tax purposes and generally does not incur income taxes.  Instead, its earnings and losses are included in the income tax returns of the members.  Therefore, no provision or liability for federal or state income taxes has been included in these financial statements.

Stock-Based Compensation

During 2006, the Company adopted SFAS No. 123 (revised 2004) (“SFAS No. 123R”), Share-Based Payment, which addresses the accounting for stock-based payment transactions in which an enterprise receives employee services in exchange for (a) equity instruments of the enterprise or (b) liabilities that are based on the fair value of the enterprise’s equity instruments or that may be settled by the issuance of such equity instruments. In 2005, the SEC issued SAB No. 107, which provides supplemental implementation guidance for SFAS No. 123R. SFAS No. 123R eliminates the ability to account for stock-based compensation transactions using the intrinsic value method under Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees, and instead generally requires that such transactions be accounted for using a fair-value-based method. The Company uses the Black-Scholes-Merton (“BSM”) option-pricing model to determine the fair-value of stock-based awards.

BLACKHAWK BIOFUELS, LLC

(A Development Stage Company)

Notes to Financial Statements

December 31, 2006 and 2005

Organizational and Start Up Costs

The Company expenses all organizational and start up costs as incurred.

Fair Value of Financial Instruments

The carrying value of all financial instruments, which consists of cash, approximates their fair value.  The Company estimates that the fair value of all financial instruments as of December 31, 2006 does not differ materially from the aggregate carrying values of the financial instruments recorded in the accompanying balance sheet.  The estimated fair value amounts have been determined by the Company using appropriate valuation methodologies.

Advertising

The Company expenses the costs of advertising as incurred.

Recently Issued Accounting Pronouncements

Management has reviewed recently issued, but not yet effective, accounting pronouncements and does not expect the implementation of these pronouncements to have a significant effect on the Company’s financial statements.

Development Stage Entity

The Company was formed on April 28, 2005 to have an indefinite life.  The Company was initially capitalized by contributions from members, as further described in Note 2.

Earnings Per Share

Earnings per share are calculated on a basic and fully diluted basis using the weighted average units outstanding during the period. Warrants, representing 650,000 units, are not considered in the fully diluted calculation since they are antidilutive.

2.  MEMBERS’ EQUITY

The Company was capitalized by 108 members contributing a total of $3,500,000 for 3,500,000 units.  These contributions were pursuant to a private placement memorandum in which the Company offered a maximum of 3,500,000 units at a cost of $1.00 per unit for a maximum of $3,500,000.  Each investor was required to purchase a minimum of 25,000 units for a minimum investment of $25,000 and had the option to purchase additional units in increments of 2,500 units thereafter.  This offering was closed and the units were issued on April 12, 2006.

As specified in the Company’s limited liability company agreement, the Company is authorized to issue additional units as needed.  The Company has one class of units, which include certain transfer restrictions as specified in the limited liability company agreement and pursuant to applicable tax and securities laws.  Each unit represents a pro rata ownership interest in the Company’s profits, losses and distributions.

BLACKHAWK BIOFUELS, LLC

(A Development Stage Company)

Notes to Financial Statements

December 31, 2006 and 2005

The Company had filed Form SB-2 Registration Statement with the Securities and Exchange Commission (SEC), which was declared effective December 15, 2006.  The Offering is for a minimum of 10,000,000 units and a maximum of 17,500,000 units for sale at $2.00 per unit.  The minimum purchase requirement is 12,500 units for a minimum investment of $25,000. To become a member, a 10% deposit is required at the time of subscription with these funds being deposited in an escrow account.  In addition, a signed full recourse promissory note for the remaining 90% is also due at subscription.  As of March 30, 2007, the Company has raised approximately $19,000,000 under this offering.  These funds will not be included in the financial statements until the Company has raised the minimum requirement and has fulfilled the requirements to break escrow.

3.  INCOME TAXES

The differences between financial statement basis and tax basis of assets are as follows:

December 31,
2006
Financial statement basis of total assets	$3,538,991

Start up and organizational costs expensed for financial reporting purposes	406,013

Income tax basis of total assets	$3,945,004

There were no differences between the financial statement basis and tax basis of the Company’s liabilities.

4.  FINANCING

In November 2006, the Company obtained a term sheet proposal from a financial institution to obtain long term financing for the construction of a 30 million gallon biodiesel production facility. Under the terms of the proposal, the financial institution will provide a maximum construction loan of $25,000,000, subject to minimum total member equity contributions of $35,000,000. The construction loan is available from the day of the formal loan closing until the earlier of 60 days post construction or the maturity date.  The construction period is defined by the term sheet as sixteen months from the date of loan closing.  During the construction period, interest payments are due quarterly at the 30-day LIBOR plus 350 basis points.  Upon the completion of construction and with appropriate certification of the plant operation, the total outstanding construction loan balance will be converted into a term loan providing a maximum of $25,000,000.  The term loan will mature ten years from the conversion date of those facilities, with equal payments of principal and interest due quarterly. At conversion of the loan up to 50% of the term loan is eligible for the variable base rate at 30-day LIBOR plus 325 basis points, the remaining 50% of the term loan will be required to be priced on fixed rates determined by adding 325 basis points to the Lender’s funding costs.

BLACKHAWK BIOFUELS, LLC

(A Development Stage Company)

Notes to Financial Statements

December 31, 2006 and 2005

In addition, the term sheet proposal provides a maximum operating line of credit of $5,000,000, commencing upon completion of construction and with appropriate certification of the plant operation. Interest payments will be due quarterly until maturity of the note, which will be 364 days from the loan closing date of those facilities.

5.  EQUITY-BASED COMPENSATION

The Company has an equity-based compensation plan (the Plan) which provides for the issuance of warrants to members of the board of managers, for the purpose of providing services to facilitate the construction and planned future operations of the plant.  Under the Plan, the right to purchase the warrants will be exercisable at any time from and after the date on which the plant commences operations and will continue for a period of one year following such date, after which all such rights shall terminate.

The following table presents the weighted average assumptions used to estimate the fair values of the warrants granted to members of the board of managers in the periods presented, using the BSM option-pricing formula: The risk-free interest rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant.  The expected life and expected volatility is based on the average reported lives and volatilities of a representative sample of five comparable companies in our industry sector.

	December 31, 2006	December 31, 2005	Period from Inception (August 31, 2005) to December 31, 2006
Risk-free interest rate	4.90%	—	4.90%
Expected volatility	25.43%	—	25.43%
Expected life (in years)	3.00	—	3.00
Dividend yield	—	—	—
Weighted-average estimated fair value of options granted during the period	$1.14	—	$1.14

BLACKHAWK BIOFUELS, LLC

(A Development Stage Company)

Notes to Financial Statements

December 31, 2006 and 2005

The following table summarizes the activity for outstanding warrants for members of the board of managers:

	Warrants Outstanding
	Number of warrants	Weighted- Average Exercise Price	Weighted-Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value (1)
Balance at December 31, 2005	—	$—
Granted	650,000	$1.00
Exercised	—	$—
Canceled/forfeited/expired	—	$—
Balance at December 31, 2006	650,000	$1.00	2.5	$650,000
Vested and exercisable as of December 31, 2006		$—		$—
Vested and expected to vest as of December 31, 2006	650,000	$1.00	2.5	$650,000

(1)          The aggregate intrinsic value is calculated as approximately the difference between the weighted average exercise price of the underlying awards and the Company’s estimated current fair market value at December 31, 2006.

The Company recognized stock-based compensation expense of approximately $185,500 during the year ending December 31, 2006 and for the period from inception (April 28, 2005) to December 31, 2006 as a result of the adoption of SFAS No. 123R. As of December 31, 2006, approximately $556,500 of total unrecognized compensation cost related to stock options is expected to be recognized over a period of 2-3 years.  To the extent the forfeiture rate is different than we have anticipated, stock-based compensation related to these awards will be different from our expectations.

6.  GRANTS

In October 2005, the Company was awarded a grant contract with the Illinois Soybean Association for a maximum of $2,500.  As of December 31, 2006, the Company has complied with the grant requirements and has recognized $2,500 of grant income.

In February 2006, the Company was awarded a $100,000 Value-Added Producer Grant from the United States Department of Agriculture.  The Company was required to match the grant funding with an amount equal to $100,000.

BLACKHAWK BIOFUELS, LLC

(A Development Stage Company)

Notes to Financial Statements

December 31, 2006 and 2005

The matching funds was spent at a rate equal to or in advance of grant funds, with the expenditure of matching funds not to occur until the date the grant began, which was February 2006.  The funding period for the grant concluded on December 31, 2006.  The grant funds and matching funds was only used for the purposes and activities related to project development expenses, which included a business plan, financial forecasts and legal services. As of December 31, 2006, the Company has complied with all requirements of the grant and received the full $100,000 which is recorded in grant income.

7.  COMMITMENTS AND CONTINGENCIES

Plant Construction

The total cost of the project, including the construction of the biodiesel plant and start-up expenses, is expected to approximate $62,000,000.  In April 2006, the Company entered into a preconstruction services agreement with an unrelated general contractor to provide preliminary design, engineering, permitting and purchasing services for the development and construction of the plant for approximately $2,500,000.  If the Company proceeds with the construction of the biodiesel facility, the $2,500,000 shall be applied to the final design-build agreement contract price, which is estimated to be approximately $50,000,000.  If the Company terminates the agreement, any remaining amounts above expenses incurred through the termination date, less a 15% restocking fee, will be refunded or if costs exceed $2,500,000, the contractor will bear the additional costs and the Company will have no further obligation to the contractor.

The Company may terminate this agreement at any time by giving written notice. During the year ended, December 31, 2006, the Company paid the fee of approximately $2,500,000 and had incurred approximately $2,320,000 of expenditures under this contract, which are capitalized as construction in process at December 31, 2006.  The remaining deposit amount of approximately $180,000 is recorded in other assets as a deposit.

Land Contracts

In June 2006, the Company entered into a contract with the Freeport Area Economic Development Foundation to have the option to purchase 23.14 acres of land in Stephenson County, Illinois for $15,000 per surveyed acre until December 31, 2006.  The contract was later amended to change the expiration date to March 31, 2007.  The Company will pay an amount of $825 on the first of each month commencing August 1, 2006, and each month thereafter in consideration for the option to purchase the land.  These payments will not be applied to the purchase price in the event this option is exercised.  Furthermore, a memorandum of understanding was entered into to provide for certain conditions and actions of both parties upon the execution of the land option agreement.  As of December 31, 2006, the Company has incurred approximately $4,125 under this option agreement.

BLACKHAWK BIOFUELS, LLC

(A Development Stage Company)

Notes to Financial Statements

December 31, 2006 and 2005

Consulting Contracts

In May 2006, the Company entered into an agreement with an unrelated party for consultation and contract negotiations.  The contract required a payment of $10,000 at the time the contract was executed.  A payment of $10,000 was made in December 2006, upon effectiveness of the proposed securities offering.  A payment of $10,000 was due upon the financial package receiving approval and is included in accounts payable as of December 31, 2006, and a payment of $5,000 will be made upon commencement of the equity drive.  When construction commences, additional compensation will be made in the form of units in the amount of $25,000.  The consultant will also receive 1% of any grant funds received by the Company, excluding any possible funds received from the USDA VAPG and Energy grant programs.  Either party may terminate this contract upon fourteen days written advance notice.

In August 2006, the Company entered into a management and operational services agreement with a party related to the anticipated general contractor to provide for the overall management of the Company, including providing on-site general and operations managers, acquiring feed stocks and the basic chemicals necessary for operation, performing administrative, sales and marketing functions, and other as needed services.  The contract requires a monthly fee equal to $.0625 per gallon of biodiesel produced and an annual net income bonus of 6% of net income, as determined by the agreement.  The term of the agreement is five years after the end of the first month in which biodiesel is produced for sale.  The agreement shall continue after the initial term unless and until one party gives written notice of termination to the other of a proposed termination date at least 24 months in advance of a proposed termination date.

The initial term or any subsequent term may also be modified upon the mutual written consent of the parties.  Early termination may occur if certain conditions in the contract are not met.  In the case of early termination the breaching party will be required to indemnify the other party for losses, claims and damages resulting from the termination.

In August 2006, the Company entered into an escrow agreement with a bank.  Under the terms of the escrow agreement, the escrow agent will receive compensation for its services equal to 15 basis points (0.15%) of the yield on the escrowed funds.  The escrow agent shall also be reimbursed for reasonable out-of-pocket expenses.

In September 2006, the Company entered into a Memorandum of Understanding with the Freeport Area Economic Development Foundation (FAEDF), an Illinois not-for-profit corporation, which sets forth the conditions and actions which shall be taken by the parties for the construction of respective infrastructure items and operation of the biodiesel facility.  The parties intend to enter into an economic development agreement that will more fully set forth the terms, conditions and obligations of the agreement.

BLACKHAWK BIOFUELS, LLC

(A Development Stage Company)

Notes to Financial Statements

December 31, 2006 and 2005

8. SUBSEQUENT EVENTS

In February 2007, the Company extended an existing agreement (see Note 7) with an unrelated party for the purpose of consultation, contract negotiations and monitoring of construction phases of the plant.  The contract required a payment of $5,000 at the time the contract renewal was executed, a payment of $5,000 upon breaking escrow and also a payment of $15,000 is due on August 15 2007.  When construction commences, additional compensation will be made in the form of units in the amount of $25,000.  The consultant will also receive 1% of any grant funds received by the Company, excluding any possible funds received from the USDA VAPG and Energy grant programs.  Either party may terminate this contract upon fourteen days written advance notice.

During March 2007, the Company extended the original land option agreement for the intended plant site with an unrelated third party through June 30, 2007.  The Company may exercise this option at any time before the maturity date.

During March 2007, the Company entered into a construction project labor agreement with individual building trade unions to promote efficiency of construction operations and provide for peaceful settlement of labor disputes, as well as to set standard working conditions for the efficient prosecution for construction work of the plant.